EXHIBIT 99.1

SKF Sold Component Manufacturing in the Netherlands to U.S. based NN, Inc.

GOTEBORG, Sweden, May 02, 2003 (PRIMEZONE) -- SKF (Nasdaq:SKFR) has sold its component manufacturing operations in Veenendaal, The Netherlands, to US based NN, Inc. (Nasdaq:NNBR).

The Veenendaal plant manufactures rollers for tapered roller bearings as well as cages for both tapered and spherical roller bearings. The yearly production value amounts to about 400 MSEK and the operation employs 360.

NN, Inc., a Nasdaq quoted company, pays 200 MSEK for the Veenendaal business and will take over the operations as from today.

SKF has also sold its 23% holding in NN Euroball ApS to NN, Inc. for 125 MSEK. NN Euroball is the joint venture created by SKF, NN, Inc. and FAG in 2000 for the production of steel balls in Europe.

At the same time, SKF acquires 4.5% of the shares in NN, Inc., for 50 MSEK.

The capital gain of these transactions amounts to approximately 90 MSEK. A provision of a similar amount will be made in the second quarter for restructuring activities within the SKF Group.

Aktiebolaget SKF (publ.)
Lars G Malmer, SKF Group Communication
tel. +46 (0)31 337 1541
e-mail: Lars.G.Malmer@skf.com

Aktiebolaget SKF, SE-415 50 Goteborg, Sweden
tel. +46 (0)31 337 1000, fax +46 (0)31 337 2832
www.skf.com

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